[Baker, Donelson Letterhead]

April 21, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop 4720

ATTN: Jessica Livingston, Esq.

Re:
Old Line Bancshares, Inc.
Registration Statement on Form S-4
Originally Filed March 20, 2017
File No. 333- 216836

Dear Ms. Livingston:

On behalf of Old Line Bancshares, Inc. (the “Company”), we have filed today Pre-Effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-4 referenced above.

For your convenience, the comments set forth in your letter dated April 11, 2017 are set forth below, followed by our responses.

Form S-4

1.
In order for this registration statement to be declared effective, it must contain a complete prospectus. We note that your 10-K incorporates the Part III information from your definitive proxy. Please file the proxy statement for Old Line Bancshares or, alternatively, you can amend the 10-K to include the Part III sections.

The Company has filed its definitive proxy statement for its 2017 annual meeting of stockholders prior to the filing of the Amendment.

Joint Proxy Statement/Prospectus Cover Page

2.
Please expand the proxy/prospectus cover page to disclose the possible change to the conversion ratio should Old Line exercise its “walk-away cure right” under the merger agreement to increase the exchange ratio if DCB exercises its “walk away” right. We note the disclosure on pages 9 and 50. In addition, please revise to include the total merger consideration.

We have revised the proxy statement/prospectus cover page of the Amendment in accordance with the Staff’s comment.

Opinion of DCB Bancshares’ Financial Advisor, page 42

3.
Please revise to disclose the actual transaction fee payable to RP Financial for delivery of its fairness opinion, and the portion of the fee that is subject to the closing of the merger. Please refer to Section 1015(b)(4) of Regulation M-A.

We have revised the disclosure in accordance with the Staff’s comment. Please see page 44 of the Amendment.

Certain Federal Income Tax Consequences, page 69

4.
Revise this section to clarify that the discussion is based upon the opinion of Gordon Feinblatt, filed with this registration statement, that the merger will qualify as a reorganization within the meaning of Section 368(a) and that shareholders who receive Old Line Bancshares stock will not recognize a gain or loss with respect to their receipt of the shares, except for cash received in lieu of fractional shares.

We have revised the disclosure in accordance with the Staff’s comment. Please see page 70 of the Amendment.

Part II. Exhibits

5.
Please file as an Exhibit a consent from Mr. Deadrick to be named as a director nominee.

We have filed with the Amendment consents from Mr. Deadrick as well as James R. Clifford, Sr., the other DCB Bancshares, Inc. nominee to be appointed to the Company’s board of directors, as exhibits 99.2 and 99.3.

Exhibit 8.1 –Opinion of Gordon Feinblatt LLC

6.
We note that counsel has assumed that “Articles of Merger in form and substance required by Maryland law.” Counsel also goes on to assume that the merger will be consummated in “accordance with Maryland law.” It is inappropriate to assume legal conclusions necessary to reach the opinion as to whether the merger will qualify as a reorganization under Section 368(a). Revise the opinion to remove the assumption of legal conclusions. Counsel may assume that the articles are filed and have become effective. Counsel may also assume that the merger will be consummated as described in the merger agreement and in the registration statement.

Gordon Feinblatt LLC has revised the tax opinion in accordance with the Staff’s comment. Please see Exhibit 8.1 to the Amendment.

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We believe that the Amendment is responsive to your comment. If we can be assistance in facilitating the staff’s review, please contact the undersigned at (410) 862-1141 or psomergreif@bakerdonelson.com.

Sincerely,

/s/ Penny Somer-Greif

Penny Somer-Greif

cc:
James W. Cornelsen
  Mark A Semanie
  Old Line Bancshares, Inc.
4815-3760-6726